# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COCA-COLA CONSOLIDATED, INC., CIK 0000317540
CUSIP: 191098102
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 4100 Coca-Cola Plaza, Charlotte, North Carolina (NC), 28211
Date of event which requires filing of this statement: 02/18/2026
Filed by CIK 0001222737
Persons authorized to receive notices and communications: J. Frank Harrison, III, c/o Coca-Cola Consolidated, Inc., 4100 Coca-Cola Plaza, Charlotte, North Carolina (NC), 28211, (704) 557-4400; E. Beauregarde Fisher III, Esq, c/o Coca-Cola Consolidated, Inc., 4100 Coca-Cola Plaza, Charlotte, North Carolina (NC), 28211, 704 (557)-4400

## Reporting persons
- J. Frank Harrison, III (CIK 0001222737): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,043,940; shared voting power 0; sole dispositive power 10,043,940; shared dispositive power 0; aggregate amount beneficially owned 10,043,940 (15.1% of the class)
- JFH III Harrison Family LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,351,780; sole dispositive power 0; shared dispositive power 5,351,780; aggregate amount beneficially owned 5,351,780 (8% of the class)
- JFH Family Limited Partnership-FH1: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,351,780; sole dispositive power 0; shared dispositive power 5,351,780; aggregate amount beneficially owned 5,351,780 (8% of the class)
- JFH3 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,906,200; sole dispositive power 0; shared dispositive power 3,906,200; aggregate amount beneficially owned 3,906,200 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: COCA-COLA CONSOLIDATED, INC.
Address of issuer's principal executive offices: 4100 Coca-Cola Plaza, Charlotte, North Carolina (NC), 28211
Comment: This Amendment No. 15 amends and supplements the Schedule 13D originally joined by J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson with the United States Securities and Exchange Commission on February 6, 1989, as amended by Amenment Nos. 1 through 14 thereto (as amended, the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of: J. Frank Harrison, III; the JFH III Harrison Family LLC (the "Harrison Family LLC"); the JFH Family Limited Partnership-FH1 (the "FH1 Partnership"); and the JFH3 Holdings LLC (the "Holdings LLC" and, together with Harrison Family LLC and FH1 Partnership, collectively, the "Reporting Persons").

The Harrison Family LLC is a Delaware limited liability company and the general partner of the FH1 Partnership, a Delaware limited partnership.

Holdings LLC is a North Carolina limited liability company engaged in the management of investment assets.

J. Frank Harrison, III is (i) the "Consolidated Stock Manager" and the "Chief Manager" under the operating agreement for the Harrison Family LLC and (ii) the sole "Manager" under the operating agreement for the Holdings LLC.
Residence or business address: The principal business address of the Reporting Persons is c/o Coca-Cola Consolidated, Inc., 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.
Present principal occupation or employment: J. Frank Harrison, III's principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Coca-Cola Consolidated, Inc. ("Consolidated"), 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: J. Frank Harrison, III is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have acquired their shares of Common Stock for investment purposes and, in the case of J. Frank Harrison, III, in connection with compensation arrangements.

The Reporting Persons may acquire or dispose of shares of Common Stock in the future depending upon market conditions, personal objectives and other facts and conditions.

J. Frank Harrison, III is the Chairman and Chief Executive Officer of Consolidated and, in that capacity, may participate in discussions and formulate plans and proposals related to certain of the items discussed below.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

* the acquisition by any person of additional securities of Consolidated, or the disposition of securities of Consolidated;

* an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Consolidated or any of its subsidiaries;

* a sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

* any change in the present Board of Directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

* any material change in the present capitalization or dividend policy of Consolidated;

* any other material change in Consolidated's business or corporate structure;

* changes in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

* causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

* a class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

* any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons collectively have beneficial ownership of an aggregate of 10,043,960 shares, or 15.1%, of Consolidated's Common Stock, par value $1.00 per share ("Common Stock"), assuming all the shares of Consolidated's Class B Common Stock, par value $1.00 per share ("Class B Common Stock") (which is convertible into Common Stock on a share-for-share basis), beneficially owned by the Reporting Persons was converted to Common Stock. The Common Stock has one vote per share on all matters submitted for a vote of Consolidated's stockholders and the Class B Common Stock has 20 votes per share on such matters. Accordingly, the beneficial ownership reported herein for the Reporting Persons represents in the aggregate approximately 78.0% of the total voting power of the outstanding shares of Consolidated Common Stock and Class B Common Stock. Percentage amounts are calculated based upon 56,517,334 shares of Common Stock and 10,046,960 shares of Class B Common Stock outstanding on January 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The shares of Common Stock beneficially owned by the Reporting Persons are held as follows:

(i) 5,351,780 shares of Class B Common Stock are held by the FH1 Partnership, as to which J. Frank Harrison, III possesses sole voting and dispositive power pursuant to the terms of the operating agreement for the Harrison Family LLC (which is the general partner of the FH1 Partnership);
(ii) 785,960 shares of Class B Common Stock are held by a trust established for the benefit of certain relatives of the late J. Frank Harrison, Jr., as to which Mr. Harrison, III possesses sole voting and dispositive power; and
(iii) 3,906,200 shares of Class B Common Stock are held by the Holdings LLC, as to which Mr. Harrison, III possesses sole voting and dispositive power pursuant to the terms of the operating agreement for the Holdings LLC.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: A trust established for the benefit of certain relatives of the late J. Frank Harrison, Jr. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 785,960 shares of Class B Common Stock described in clause (ii) of Item 5(b) above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As the general partner of the FH1 Partnership, the Harrison Family LLC holds voting and dispositive power with respect to all of the shares of Consolidated stock held by the FH1 Partnership. Pursuant to the terms of the operating agreement for the Harrison Family LLC, J. Frank Harrison, III, as the Consolidated Stock Manager, has sole voting and dispositive power over all of the shares of Consolidated stock with respect to which the Harrison Family LLC exercises voting or dispositive power (either directly or in its capacity as the general partner of the FH1 Partnership).

The terms of the trust described in clause (ii) of Item 5(b) above provide that any shares of Consolidated stock held by the trust will be voted by Mr. Harrison, III, that no shares of Consolidated stock held by the trust may be sold without the written consent of Mr. Harrison, III and that any shares of Consolidated stock held by the trust will be sold upon the instructions of Mr. Harrison, III.

The trust described in clause (ii) of Item 5(b) above has the right to acquire 2,923,860 shares of Class B Common Stock from Consolidated in exchange for an equivalent number of shares of Common Stock. In the event of such an exchange, Mr. Harrison, III would have sole voting and dispositive power over the shares of Class B Common Stock acquired. The trust does not own any shares of Common Stock with which to make the exchange, and any purchase of Common Stock would require approval by the trustees of the trusts.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Certificate Evidencing Right to Exchange Common Stock for Class B Common Stock of Consolidated (incorporated by reference to Exhibit 99.3 to Amendment No. 11 to Schedule 13D filed on March 19, 2010).

Exhibit 99.2 Joint Filing Agreement

## Signatures
- J. Frank Harrison, III: /s/ J. Frank Harrison, III, J. Frank Harrison, III (02/26/2026)
- JFH III Harrison Family LLC: /s/ J. Frank Harrison, III, J. Frank Harrison, III, Chief Manager (02/26/2026)
- JFH Family Limited Partnership-FH1: /s/ J. Frank Harrison, III, J. Frank Harrison, III, Chief Manager of JFH Harrison Family LLC, its General Partner (02/26/2026)
- JFH3 Holdings LLC: /s/ J. Frank Harrison, III, J. Frank Harrison, III, Sole Manager (02/26/2026)